ANNUAL REPORT

Beginning of financial year: 01.01.2015
End of financial year: 31.12.2015

Business name: Wolfprint 3D OÜ

Registry code: 12583780

Name of street/farm, Pardi street 2d
building and apartment number:
City: Pärnu Town
County: Pärnu County
Postal code: 80015

E-mail address: haver.jarveoja@wolfprint3d.com

Table of contents

Management Report

Wolfprint 3D OÜ (formerly Create 3D) was established on 11 December 2013.

The main activities in 2015 were 3D printing, modelling and scanning. In 2014, Wolfprint 3D received a start-up grant from Enterprise Estonia in a total amount of 4,956 euros for purchasing the first 3D printers. In May, Wolfprint began developing a new service called DollyMe3D and built a 3D scanner consisting of 50 SLR cameras that could create photorealistic 3D models of people. The service was launched in October 2014 and it offers people the possibility of having 3D printed figurines made of themselves and their loved ones. Haver Järveoja and AS Estonian Business School Group stepped in as new shareholders. In December 2014, the final report of the Enterprise Estonia grant project was submitted.

A new product offer to customers was the production of 3D foetus figurines based on ultrasound data. Wolfprint was one of the first companies in the world that was able to do that. This received global media coverage and in 2015, we began selling the service actively to private clinics in Europe.

The main activities in 2015 were 3D-printing of foetus figurines and their sales to private clinics in Europe and outside Europe, and product development and sales of 3D scanner and 360 camera systems. In addition, Wolfprint continues to provide 3D printing, modelling and scanning services.

In December 2015, Wolfprint 3D was accepted into the Startup Wise Guys accelerator and the company focused on development of the hardware and software for 3D scanners.

The company's annual accounts are prepared in consideration of the company being a going concern.
The management of the company believes that negative working capital is not going to create any economic difficulties for the company as the forecast shows that the company is able to cover all its current liabilities.
The manager of the company applied the necessary measures for meeting the net assets requirement in 2016.

Annual accounts

Balance sheet
(EUR)

	31.12.2015	31.12.2014	Note
Assets			
Current assets			
Cash	641	1,060	2
Receivables and prepayments	29,713	4,487	3
Inventories	22	840	4
Total current assets	**30,376**	**6,387**	
Fixed assets			
Property, plant and equipment	19,643	21,728	7
Intangible fixed assets	796	0	8
Total fixed assets	**20,439**	**21,728**	
Total assets	**50,815**	**28,115**	
Liabilities and owner's equity			
Liabilities			
Current liabilities			
Loans Payable	113,825	31,850	9
Payables and prepayments	13,686	8,103	10
Total current liabilities	**127,511**	**39,953**	
Total liabilities	**127,511**	**39,953**	
Owner's equity			
Share capital at nominal value	10,000	2,500	12
Share capital not paid up	0	-2,500	
Issue premium	11,500	0	
Retained profit (loss)	-11,838	0	
Profit (loss) for the financial year	-86,358	-11,838	
Total owner's equity	**-76,696**	**-11,838**	
Total liabilities and owner's equity	**50,815**	**28,115**	

Income statement
(EUR)

	2015	2014	Note
Sales revenue	76,674	20,980	13
Other operating revenue	536	4,958	14
Goods, raw materials and services	-74,690	-13,884	15
Miscellaneous operating expenses	-68,199	-19,740	16
Labour expenses	-22,869	-2,291	17
Depreciation and impairment on fixed assets	-7,085	-1,821	7
Other operating charges	-827	-40	18
Total operating profit (loss)	**-96,460**	**-11,838**	
Profit (loss) from subsidiaries and affiliates	17,500	0	19
Interest expenses	-7,377	0	20
Other financial income and expenses	-21	0	21
Profit (loss) before income tax	**-86,358**	**-11,838**	
Profit (loss) for the financial year	**-86,358**	**-11,838**	

Cash flow statement
(EUR)

	2015	2014	Note
Cash flow from operating activities			
Operating profit (loss)	-96,460	-11,838	
Adjustments			
Depreciation and impairment on fixed assets	7,085	1,821	7
Total adjustments	**7,085**	**1,821**	
Change in receivables and prepayments related to operating activities	2,324	-4,487	
Change in inventories	818	-840	4
Change in payables and prepayments related to operating activities	-1,577	8,103	
Interest paid	-217	0	
Total cash flow from operating activities	**-88,027**	**-7,241**	
Cash flow from investing activities			
Paid upon acquisition of tangible and intangible fixed assets	-5,796	-23,549	7
Paid upon acquisition of subsidiaries	-2,500	0	
Received from sales of subsidiaries	20,000	0	
Loans granted	-29,544	0	
Repayments of loans granted	1,994	0	
Total cash flow from investing activities	**-15,846**	**-23,549**	
Cash flow from financing activities			
Loans raised	101,725	32,150	
Repayments of loans raised	-19,750	-300	
Received from issue of shares	21,500	0	
Total cash flow from financing activities	**103,475**	**31,850**	
Total cash flow	**-398**	**1,060**	
Cash and cash equivalents at beginning of period	1,060	0	2
Change in cash and cash equivalents	**-398**	**1,060**	
Effect of exchange rate changes	-21	0	
Cash and cash equivalents at end of period	641	1,060	2

Statement of changes in owner's equity
(EUR)

	Share capital at nominal value	Issue premium	Share capital not paid up	Retained profit (loss)	Total
31.12.2013	2,500	0	-2,500	0	0
Profit (loss) for the financial year	0	0	0	-11,838	-11,838
31.12.2014	2,500	0	-2,500	-11,838	-11,838
Profit (loss) for the financial year	0	0	0	-86,358	-86,358
Issued share capital	7,500	11,500	2,500	0	21,500
31.12.2015	10,000	11,500	0	-98,196	-76,696

Notes to Annual Accounts

Note 1   Accounting policies and procedures

General information

The Annual Accounts of OÜ Wolfprint 3D have been prepared in compliance with the generally accepted accounting principles of the Republic of Estonia. The basic requirements of the generally accepted accounting principles have been established in the Accounting Act of the Republic of Estonia and are supplemented by the guidelines issued by the Estonian Accounting Standards Board.
The Income Statement of OÜ Wolfprint 3D has been prepared on the basis of Income Statement Layout 1 set out in Annex 2 to the Republic of Estonia Accounting Act. The Annual Accounts have been prepared in euros.

Cash
Cash in hand and balances of current accounts are recognised as cash.

Transactions in foreign currency and financial assets and liabilities denominated in foreign currency
Foreign currency transactions are recorded as being revalued in euros on the basis of the currency exchange rate quoted by the European Central Bank on the transaction date. In the Annual Accounts, currency-based monetary entries have been revalued on the basis of the currency exchange rate quoted by the European Central Bank effective on the Balance Sheet date. The gains and losses on revaluation have been indicated in the Income Statement.

Shares in subsidiaries and affiliates
The profit of the subsidiary is calculated by the equity method.

Receivables and prepayments
Accounts receivable are evaluated in the balance sheet based on the probability of their receipt. Trade receivables that are unlikely to be collected are written off in the financial year and indicated with a minus in the balance sheet. Trade receivables that cannot be collected or the collection of which is economically unreasonable are recorded as bad debts and written off the balance sheet.

Inventories
Inventories are recorded at the acquisition cost thereof. The FIFO method is used for stock accounting. Inventories are reported in the Balance Sheet at the lower of acquisition cost or net realisable value.
Write-downs of the inventories with respect to their net realisation cost have been indicated as the expense of the products (goods, services) sold during the write-down period.

Property, plant and equipment and intangible fixed assets
Property, plant and equipment are assets whose useful lives exceed one year and whose acquisition cost is more than 500 euros. Inventory of little value, i.e. costing less than 500 euros is written off and analytical account is kept of them off the balance sheet.
Property, plant and equipment are recorded at acquisition cost. Fixed assets are depreciated using the linear method on the basis of their useful lives. No depreciation is calculated on the cost of land.
Upon establishing depreciation rates for fixed assets used in production the useful life and intensity of use of the assets are taken into account. On each balance sheet date the depreciation method and rate established are compared to the actual use, expected remaining useful life and residual value of the asset. If actual data significantly differ from those initially presumed, the depreciation rate will be adjusted. The revenue or expenses generated by sales of fixed assets are recognised in the income statement under other operating income or other operating charges.

Intangible fixed assets are not depreciated.

Useful life by fixed asset groups (in years)

Name of fixed asset group	Useful life
Other machinery and equipment	2-5 years

Grants

Targeted financing is reported as income during the period when fixed assets were purchased, unless the terms and conditions of targeted financing includes material risk of refund or non-payment; if material risk of refund or non-payment exists, targeted financing is reported as income only after such risk is eliminated.
In order to calculate the depreciation of targeted financing, firstly all transactions with the fixed asset during the month are recognised and depreciation of fixed assets is calculated. After that, entries of depreciation of targeted financing are made. After the fixed asset has been fully depreciated, the acquisition cost and accumulated depreciation of the targeted financing are removed from the balance sheet.

Revenue
The sales revenue consists of the sales price of the provided services and dispatched goods less value-added tax. Sales revenue is recorded after the substantial risks and benefits related to the ownership have been transferred from the seller to the purchaser in the fair value of the fee received or to be received. Revenue from sale of services is recognised according to the degree of completion on the balance sheet date. Interest income is reported on the accrual basis, except in cases where the accrual of interest is unlikely. In the latter case, interest income is recorded on a cash basis.

Related parties
Related parties include the shareholders, members of the management board and their relatives, and other companies belonging to them over whom these people have a substantive influence.

Note 2   Cash
(EUR)

	31.12.2015	31.12.2014
Cash in hand	268	332
Cash at bank	373	728
Total cash	**641**	**1,060**

Note 3   Receivables and prepayments
(EUR)

	31.12.2015	Within 12 months	Note
Trade receivables	32	32	
Accounts receivable	32	32	
Prepaid and deferred taxes	544	544	5
Other receivables	27,550	27,550	
Loan receivables	27,550	27,550	
Prepayments	1,587	1,587	
Other prepayments made	1,587	1,587	
Total receivables and prepayments	**29,713**	**29,713**	
	31.12.2014	Within 12 months	Note
Trade receivables	2,977	2,977	
Accounts receivable	2,977	2,977	
Prepaid and deferred taxes	348	348	5
Prepayments	1,162	1,162	
Other prepayments made	1,162	1,162	
Total receivables and prepayments	**4,487**	**4,487**	

Note 4   Inventories
(EUR)

	31.12.2015	31.12.2014
Prepayments for stock	22	840
Total inventories	**22**	**840**

Note 5   Prepaid Taxes and Taxes Payable
(EUR)

	31.12.2015		31.12.2014	
	Prepaid	**Payable**	**Prepaid**	**Payable**
Value added tax	0	1,046	0	291
Personal income tax	0	261	0	97
Social security contributions	0	655	0	152
Mandatory funded pension	0	32	0	16
Unemployment insurance premiums	0	48	0	23
Interest	0	21	0	0
Prepayment account balance	544		348	
Total prepaid taxes and taxes payable	**544**	**2,063**	**348**	**579**

Note 6   Shares in subsidiaries
(EUR)

Shares in subsidiaries, general information					
Registry code of subsidiary	**Name of subsidiary**	**Country of operation**	**Principal area of activity**	**Holding (%)**	
				31.12.2014	**31.12.2015**
12846736	Wolfprint 3D Medical OÜ	Estonia		0	98

Shares in subsidiaries, detailed information:					
Name of subsidiary	**31.12.2014**	**Acquisition**	**Sales**	**Profit (loss) by equity method**	**31.12.2015**
Wolfprint 3D Medical OÜ	0	2,500	-51	-2,449	0
Total	**0**	**2,500**	**-51**	**-2,449**	**0**

Holdings acquired:			
Name of subsidiary	**Holding acquired, %**	**Date of acquisition**	**Acquisition cost of holding acquired**
Wolfprint 3D Medical OÜ	100	07.05.2015	2,500

Holdings sold:			
Name of subsidiary	**Holding sold, %**	**Sales price of the holding sold**	**Sales profit/loss from the holding sold**
Wolfprint 3D Medical OÜ	2	20,000	19,949

Note 7   Property, plant and equipment
(EUR)

	Other machinery and equipment	Machinery and equipment	Total
Purchases and improvements	23,549	23,549	23,549
Depreciation costs	-1,821	-1,821	-1,821
31.12.2014			
Acquisition cost	23,549	23,549	23,549
Accumulated depreciation	-1,821	-1,821	-1,821
Residual value	21,728	21,728	21,728
Purchases and improvements	5,000	5,000	5,000
Other purchases and improvements	5,000	5,000	5,000
Depreciation costs	-7,085	-7,085	-7,085
31.12.2015			
Acquisition cost	28,549	28,549	28,549
Accumulated depreciation	-8,906	-8,906	-8,906
Residual value	19,643	19,643	19,643

Note 8   Intangible fixed assets
(EUR)

	Other intangible assets	Total
31.12.2014		
Acquisition cost	0	0
Accumulated depreciation	0	0
Residual value	0	0
Purchases and improvements	796	796
31.12.2015		
Acquisition cost	796	796
Accumulated depreciation	0	0
Residual value	796	796

Note 9   Loans Payable
(EUR)

	31.12.2015	Division by remaining term			Interest rate	Underlying currency	Date of maturity
		Within 12 months	Within 1 to 5 years	Over 5 years			
Short-term loans							
Loan from a private company	500	500			0%	EUR	31.12.2016
Loan from a private company	100,000	100,000			12%	EUR	31.12.2016
Loan from a private company	13,325	13,325			2%	EUR	11.01.2016
Total short-term loans	113,825	113,825					
Total loans payable	113,825	113,825					
	31.12.2014	Division by remaining term			Interest rate	Underlying currency	Date of maturity
		Within 12 months	Within 1 to 5 years	Over 5 years			
Short-term loans							
Loans raised	31,850	31,850			0%	EUR	31.12.2015
Total short-term loans	31,850	31,850					
Total loans payable	31,850	31,850					

Note 10 Payables and prepayments
(EUR)

	31.12.2015	Within 12 months	Note
Trade creditors	2,423	2,423	
Employee-related liabilities	2,040	2,040	11
Tax payables	2,063	2,063	5
Other payables	7,160	7,160	
Interest payable	7,160	7,160	
Total payables and prepayments	**13,686**	**13,686**	
	31.12.2014	Within 12 months	Note
Trade creditors	6,329	6,329	
Tax payables	579	579	5
Other payables	151	151	
Other accrued expenses	151	151	
Prepayments received	1,044	1,044	
Other prepayments received	1,044	1,044	
Total payables and prepayments	**8,103**	**8,103**	

Note 11 Employee-related liabilities
(EUR)

	31.12.2015	31.12.2014	Note
Wages and salaries payable	1,285	0	
Taxes on wages and salaries payable	755	0	
Total employee-related payables	**2,040**	**0**	10

Note 12 Share capital
(EUR)

	31.12.2015	31.12.2014
Share capital	10,000	2,500
Number of shares (pcs.)	3	1

Nominal values of shares are 4,500, 2,500, and 3,000 euros.

Note 13 Sales revenue
(EUR)

	2015	2014
Sales revenue by geographical regions		
Sales to European Union Member States		
Estonia	76,612	20,300
Finland	0	430
United Kingdom	0	250
Latvia	62	0
Total sales to European Union Member States	**76,674**	**20,980**
Total sales revenue	**76,674**	**20,980**
Sales revenue by areas of activity		
Sales of goods	65,234	4,229
Printing service	10,396	5,863
Modelling service	1,029	10,888
Transportation service	15	0
Total sales revenue	**76,674**	**20,980**

Note 14 Other operating revenue
(EUR)

	2015	2014
Income from targeted financing	0	4,956
Other	536	2
Total other operating income	**536**	**4,958**

Note 15 Goods, raw materials and services
(EUR)

	2015	2014
Goods for resale	20,740	6,064
Services for resale	45,873	6,784
Transportation expenses	5,907	238
Other	2,170	798
Total goods, raw materials and services	**74,690**	**13,884**

Note 16 Miscellaneous operating expenses
(EUR)

	2015	2014
Lease and rent	18,980	3,870
Power	2,568	0
Heat	2,568	0
Miscellaneous office expenses	2,955	1,157
Travel expenses	4,307	453
Training expenses	19,857	0
National and local taxes	602	18
Expenses related to doubtful receivables	493	0
Banking services	104	81
Accounting services	1,359	670
Advertising expenses	3,247	7,726
IT services	1,651	5,252
Other	12,076	513
Total miscellaneous operating expenses	**68,199**	**19,740**

Note 17 Labour expenses
(EUR)

	2015	2014
Salaries and wages	17,148	1,893
Social security contributions	5,721	398
Total labour expenses	**22,869**	**2,291**
Average number of employees at full-time equivalent	3	0

Note 18 Other operating charges
(EUR)

	2015	2014
Fines, late payment interest and compensations	50	0
Other	777	40
Total other operating charges	**827**	**40**

Note 19 Profit (loss) from subsidiaries and affiliates
(EUR)

	2015	2014
Financial income and expenses from shares in subsidiaries	17,500	0
Profit on sale of subsidiary	19,949	0
Loss on loss of subsidiary	-2,449	0
Total profit (loss) from subsidiaries and affiliates	**17,500**	**0**

Note 20 Interest expenses
(EUR)

	2015	2014
Interest expenses on loans	-7,377	0
Total interest expenses	**-7,377**	**0**

Note 21 Other financial income and expenses
(EUR)

	2015	2014
Profit (loss) on conversion of foreign currencies	-21	0
Total other financial income and expenses	**-21**	**0**

Note 22 Related parties
(EUR)

Balances with related parties by groups

	31.12.2015	31.12.2014
	Liabilities	Liabilities
Executive and senior management and private owners with majority holdings and companies under their dominant or significant influence	120	8,350

2015	Purchases	Sales	Loans granted	Repayments of loans granted	Loans raised	Repayments of loans raised
Executive and senior management and private owners with majority holdings and companies under their dominant or significant influence	20,973	1,770	-29,544	1,994	88,400	-12,700

2014	Purchases		Loans raised	
Executive and senior management and private owners with majority holdings and companies under their dominant or significant influence	72		8,350	

Note 23 Events after Balance Sheet Date

The company's annual accounts are prepared in consideration of the company being a going concern. The management of the company believes that negative working capital is not going to create any economic difficulties for the company as the forecast shows that the company is able to cover all its current liabilities. The manager of the company applied the necessary measures for meeting the net assets requirement in 2016.

Digital Signatures to the Annual Report

The date of closure of the report is: 05.06.2016

Wolfprint 3D OÜ (registry code 12583780) for the period from 1 January 2015 to 31 December 2015 has been confirmed electronically by:

Name of undersigned	Role of undersigned	Date of signing
HAVER JÄRVEOJA	Member of Management Board	05.06.2016

Proposal for covering the loss
(EUR)

	31.12.2015
Retained profit (loss)	-11,838
Profit (loss) for the financial year	-86,358
Total	**-98,196**
Covering	
Retained profit (loss) after distribution (covering)	-98,196
Total	**-98,196**

Loss Coverage Decision
(EUR)

	31.12.2015
Retained profit (loss)	-11,838
Profit (loss) for the financial year	-86,358
Total	**-98,196**
Covering	
Retained profit (loss) after distribution (covering)	-98,196
Total	**-98,196**

Sales Revenue by Areas of Activity

Area of activity	EMTAK code	Sales revenue (EUR)	Sales revenue (%)	Principal area of activity
Other retail sales not in stores, stalls or markets	**47991**	**65234**	**85.08%**	**Yes**
Other services	**96099**	**11425**	**14.90%**	**No**
Other postal and courier services	**53201**	**15**	**0.02%**	**No**

Contact details

Type	Details
E-mail	**timmu.toke@gmail.com**